UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2015

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Haruyuki Nagata
	Name:	Haruyuki Nagata
	Title:	General Manager, Financial Accounting Dept.

Date:     June 1, 2015

This document has been translated from a Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. Sumitomo Mitsui Financial Group, Inc. assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

Documents Attached to the Notice of Convocation of the Ordinary General Meeting of Shareholders

Business Report for the 13th Fiscal Year

April 1, 2014 to March 31, 2015

Sumitomo Mitsui Financial Group, Inc.

(Documents Attached to the Notice of Convocation of the Ordinary General Meeting of Shareholders)

Business Report for the 13th Fiscal Year

(April 1, 2014 to March 31, 2015)

1.   Matters Regarding the Current Conditions of the Company

(1)	Business Progress and Results of the Group

Economic and Financial Environment

During the 13th fiscal year (fiscal 2014), although growth continued to lack momentum in the emerging economies overall, overseas economies remained on a recovery track centered on those of developed countries, including a continued economic recovery in the U.S. led by domestic demand, and a moderate economic improvement in Europe despite legacies of the sovereign debt crisis and other issues. The Japanese economy also continued on a moderate recovery track after a temporary weakening of industrial production due to a decrease in consumer demand after the last-minute surge in spending before the hike in consumption tax in April of last year.

In the Japanese financial and capital markets, interest rates remained at low levels and the yen depreciated on the back of the Bank of Japan’s expansion of its quantitative and qualitative monetary easing policy. Short-term interest rates hovered low and long-term interest rates declined to around 0.1% at one point in January of this year, keeping pace with trends in overseas bond markets. The yen continued to depreciate from above 103 yen against the U.S. dollar at the end of fiscal 2013 to above 119 yen against the U.S. dollar at the end of fiscal 2014. The Nikkei stock average increased from the 14,000 yen mark at the end of the fiscal 2013 to the 19,000 yen mark by the end of fiscal 2014 due to strong performances by Japanese companies, among other factors.

Under such circumstances, Japan’s “Order for Enforcement of the Banking Act” regarding the tightening of large credit exposure restrictions was amended in October of last year. On the international front, the Financial Stability Board issued consultation policy proposals on the adequacy of loss-absorbing capacity of global systemically important banks (G-SIBs) in resolution in November of last year. Furthermore, the Final Proposal of Japan’s Corporate Governance Code, which establishes the fundamental principles for the realization of effective corporate governance, was announced in March of this year by the Council of Experts under a joint Secretariat comprising the Financial Services Agency and the Tokyo Stock Exchange, Inc. serving as joint secretariat, accelerating the movement toward reinforcement and enhancement of corporate governance at listed companies in Japan.

Business Progress and Results

Under these economic and financial circumstances, Sumitomo Mitsui Financial Group, Inc. (hereinafter, “the Company”) and its subsidiaries (hereinafter, collectively with the Company, “the Group”), conducting mainly commercial banking and other financial services, including leasing, securities, and consumer finance, announced the Group’s medium-term management plan for the three fiscal years from April 1, 2014 to April 1, 2016 in May of last year. The medium-term management plan, guided by our vision for the next decade – “We will become a global financial group that, by earning the highest trust of our customers, leads the growth of Japan and the Asian region.” – aims to achieve the following three points.

O We will become a truly Asia-centric institution. (Note 1)
O We will develop the best-in-class earnings base in Japan.
O We will realize true globalization and continue to evolve our business model.

(Note 1)	The reinforcement of business in Asia is our most important strategy and we aim to become a leading financial group in Asia by proactively investing resources into the region.

We have set the following four management goals to be achieved in the three-year plan.

(1)	Develop and evolve client-centric business models for main domestic and international businesses

(2)	Build a platform for realizing Asia-centric operations and capture growth opportunities

(3)	Realize sustainable growth of top-line profit (Note 2) while maintaining soundness and profitability

(4)	Upgrade corporate infrastructure to support next stage of growth

(Note 2) Consolidated gross profit.

During fiscal 2014, the first year of the medium-term management plan, the Group implemented the following initiatives as the first step toward achieving the goals.

(1)	Develop and evolve client-centric business models for main domestic and international businesses

In Japan, we fully revised the domestic business structure of Sumitomo Mitsui Banking Corporation (SMBC) for the first time since its establishment with the aim of enhancing our capability to address our clients’ needs, which are becoming more diverse and sophisticated, and to offer products and services with even higher added value.

Specifically, for our large corporate clients, their activities are becoming more global and more cross-border so we implemented a structure that enables us to quickly make proposals tailored to their needs. In addition to SMBC opening more Corporate Business Offices, we strengthened the collaboration between SMBC and SMBC Nikko Securities Inc., and accelerated the integration of the business activities of SMBC’s domestic and international offices for a more seamless operation, in order to leverage our extensive knowledge of various industries on a global basis.

For medium and small-sized corporate clients, we actively extended loans by providing assessment loans for addressing social issues, including environmental problems, and establishing loan funds utilizing the loan support program of the Bank of Japan to facilitate capital spending, as well as tailoring our services to meet the financial needs of each individual company. Further, we launched the “Japan Growth Strategy Cross-Functional Team” as an organization-wide body to support clients in priority fields such as agriculture, healthcare, energy and infrastructure, in order to contribute to the economic growth of Japan by supporting industries that will underpin the country five and ten years from now. Furthermore, SMBC established a new area marketing structure for quickly and comprehensively addressing the needs of business owners both as a corporate manager and as an individual.

For individual clients, SMBC and SMBC Nikko Securities expanded the system for introducing clients to each other to all their branches and the lineup of asset management products. These efforts have led to an increase in the number of accounts and the balance of assets under management. In the private banking business, SMBC began introducing clients to SMBC Trust Bank Ltd., and, in the consumer finance business, strengthened collaboration with SMBC Consumer Finance Co., Ltd. in planning and promoting card loans.

In the international business, we are shifting our business model to achieve sustainable growth by improving asset efficiency while depending less on lending volume. In fiscal 2014, for non-Japanese corporate clients, we bolstered our capability to meet their needs by promoting cross-selling – deposits, foreign exchange, derivatives and bond underwriting – as well as lending; and for Japanese clients, accelerated the integration of the business activities of our domestic and international offices to enable us to respond quickly to their needs. We also expanded our global office network into markets where future growth is expected: SMBC obtained banking licenses to open branches in Yangon, Myanmar, and in Manila, the Philippines, and Sumitomo Mitsui Finance and Leasing Company, Limited and Sumitomo Mitsui Card Company, Limited opened branches in New York and Singapore, respectively.

In addition, for institutional investors, we established and enhanced a group-wide framework to originate and distribute financial products, through measures such as SMBC and SMBC Nikko Securities working together to create a system for institutional investors to jointly finance overseas projects of SMBC. Regarding initiatives in information and communication technology (ICT) and transaction banking business, we proactively enhanced the convenience for our clients. SMBC launched a service whereby a cash card is issued immediately when an account is opened and, working with three major electronics manufacturers, developed and tested a new terminal, “SMBC Station,” which allows clients to perform procedures such as making a deposit in a foreign currency or changing address, using finger vein authentication, instead of an official seal, in an aim to increase customer convenience.

(2)	Build a platform for realizing Asia-centric operations and capture growth opportunities

In Indonesia, a target country of the “multi-franchise strategy,” a strategy for developing a wide range of commercial banking operations in countries with high growth potential, we reinforced our business base with SMBC cooperating and providing stable funds to PT Bank Tabungan Pensiunan Nasional Tbk in retail banking, and PT Bank Sumitomo Mitsui Indonesia expanding its transactions with non-Japanese corporate clients, among other initiatives. In addition, we further strengthened our relationship with leading financial institutions in Asia through measures including investing in ACLEDA Bank Plc. in Cambodia, and acquiring additional shares of The Bank of East Asia, Limited in Hong Kong, in order to better meet the needs of clients in Asia.

(3)	Realize sustainable growth of top-line profit while maintaining soundness and profitability

We implemented various initiatives to realize the sustainable growth of our consolidated gross profit. We strengthened collaboration among Group companies and intensified our efforts to expand our client base and provide a full range of financial services, as well as “to develop and evolve client-centric business models for main domestic and international businesses,” as stated above, in order to fully meet the increasingly sophisticated and diverse needs of our clients. We also promoted the “SMBC” brand by SMBC becoming a special sponsor of the Nippon Series professional baseball championship, and setting up official accounts on social networking services to strengthen the transaction base, mainly among the mass-affluent clients.

(4)	Upgrade corporate infrastructure to support next stage of growth

We reinforced our risk management system in step with the tightening of global financial regulations, and established “Risk Management Information Department” at both the Company and SMBC to gather and process risk data. We also strengthened our systems for complying with domestic and international laws and regulations, including the anti-money laundering system. Further, SMBC intensified its effort to promote diversity by establishing “Diversity and Inclusion Committee” to create a workplace where people can play an active role regardless of gender or nationality and began examining measures to support the success of women in the workplace, taking into account the issues they face in their respective departments.

As a result of these measures, the Group recorded ordinary profit and net income on a consolidated basis of 1,321.1 billion yen and 753.6 billion yen, respectively, for the 13th fiscal year.

Issues to be addressed

Our basic policy for fiscal 2015, the second year of the medium-term management plan, is as follows: “accelerate key initiatives in accordance with management goals, produce results, and move reforms forward vigorously” and “anticipate changes and be proactive, make a difference with SMFG/SMBC’s on-the-ground capabilities, and create business opportunities.” We plan to implement the following initiatives.

(1)	Develop and evolve client-centric business models for main domestic and international businesses

We will swiftly implement new business models that are even-more client-centric in order to create a stronger franchise, both domestic and international, thereby enhancing our capability to address our clients’ needs that are becoming more diverse and sophisticated.

For our large corporate clients, we continue to strengthen the collaboration between SMBC and SMBC Nikko Securities and accelerate the integration of the business activities of domestic and international offices for a more seamless operation, in an aim to offer higher quality services to a wider range of clients.

For medium and small-sized corporate clients, we aim to enhance our capability to meet the financial needs of each individual company by further developing talented professionals to reinforce our on-the-ground capabilities. Moreover, our “Japan Growth Strategy Cross-Functional Team” will take the initiative in our pursuit to proactively contribute to the growth of the Japanese economy through providing financial services by leveraging the Group’s extensive knowledge and information on agriculture, healthcare, energy, infrastructure, and other growth industries. As for business owners, we strive to provide added value by comprehensively addressing their needs, both as a corporate manager and as an individual, through one-stop-services.

For individual clients, we aim to meet their increasingly diverse needs for asset management by further promoting the collaboration between SMBC and SMBC Nikko Securities, We will also leverage the strength of the retail banking business of Citibank Japan Ltd., to be acquired by SMBC Trust Bank Ltd. in November 2015 subject to regulatory approvals, to reinforce our capability to meet the needs of affluent individuals. Further, we aim to enhance our presence and services targeting mass-affluent clients, with SMBC disseminating information through product and service advertisements and social networking services, and enhancing services for smartphones. In the consumer finance business, we will further strengthen the collaboration between SMBC and SMBC Consumer Finance Co., Ltd, and develop the business on a group basis.

For globally operating non-Japanese corporate clients, we aim to promote cross-selling by enhancing our capability to provide products and services and by strengthening relationships with clients through measures such as promoting locally-hired officers.

In addition to the above, for institutional investors, we will continue to build and strengthen the group-wide framework for originating and distributing financial products. As for information and communication technology (ICT) and transaction banking business, we continue to recognize them as important underpinnings for our businesses, and we aim to offer new leading-edge services through the application of internal and external resources, including alliances with leading ICT players.

(2)	Build a platform for realizing Asia-centric operations and capture growth opportunities

We will continue to steadily create a business platform in Asia, with the enhancement of our Asia business as the principal strategy for the whole group, and prioritize the allocation of resources, including human resources and infrastructure, to Asia. Specifically, we plan to strengthen our capability to provide comprehensive services by centralizing and reinforcing the functions related to sales of transaction banking products and solution-providing within Asia. We remain on track to accelerate our “multi-franchise strategy” and increase the Group’s presence in Asia, as highlighted by our ongoing collaboration with PT Bank Tabungan Pensiunan Nasional Tbk.

(3)	Realize sustainable growth of top-line profit while maintaining soundness and profitability

Underpinned by the stable financial base, we aim to realize the sustainable growth of our consolidated gross profit by continuing to develop and evolve our business models and allocate resources in growth fields, while continuing to focus on maintaining financial soundness and high profitability.

(4)	Upgrade corporate infrastructure to support next stage of growth

Our business is expanding globally, and we intend to further reinforce our management platform to support our business growth, such as strengthening corporate governance, upgrading our risk management system, upgrading our system for complying with domestic and international laws and regulations, and promoting diversity.

In particular, Japan is moving quickly to strengthen and improve corporate governance, as demonstrated by the expected implementation of the Corporate Governance Code by the Tokyo Stock Exchange, which is based on the previously-released Final Proposal of Japan’s Corporate Governance Code. Listed companies are expected to begin complying with the code in June 2015. At the Company, through initiatives including formulating a guideline on corporate governance, we will further strengthen and improve the structure for transparent, fair, timely and decisive decision-making, with due attention to the needs and perspectives of stakeholders, including shareholders, customers, personnel (including directors, corporate auditors, and employees) and local communities, and improve the Company’s corporate value over the med to long term.

The Group aims to respond to shareholders’ expectations through showing steady results regarding the initiatives described above. We look forward to the continued understanding and support of our shareholders in these endeavors.

(2)	Changes in Financial Position and Results of Operations (Consolidated Basis and Non-Consolidated Basis)

a.	Changes in Financial Position and Results of Operations (Consolidated Basis)

			Unit: billions of yen
	FY2011 (Fiscal year ended March 31, 2012)	FY2012 (Fiscal year ended March 31, 2013)	FY2013 (Fiscal year ended March 31, 2014)	FY 2014 (Fiscal year ended March 31, 2015)
Ordinary income	3,945.2	4,326.4	4,641.8	4,851.2
Ordinary profit	935.5	1,073.7	1,432.3	1,321.1
Net income	518.5	794.0	835.3	753.6
Comprehensive income	665.2	1,458.1	1,303.2	2,063.5
Net assets	7,254.9	8,443.2	9,005.0	10,696.2
Total assets	143,040.6	148,696.8	161,534.3	183,442.5

(Notes)	1.	Amounts less than one hundred million yen have been rounded down.
	2.	The Company has 317 consolidated subsidiaries and 50 unconsolidated subsidiaries and related companies accounted for by the equity method as of March 31, 2015.

b.	Changes in Financial Position and Results of Operations (Non-Consolidated Basis)

			Unit: billions of yen
	FY2011 (Fiscal year ended March 31, 2012)	FY2012 (Fiscal year ended March 31, 2013)	FY2013 (Fiscal year ended March 31, 2014)	FY2014 (Fiscal year ended March 31, 2015)
Operating income	181.3	179.5	220.3	527.3
Dividends received	166.2	165.4	206.8	504.0
Dividends received from banking subsidiaries	158.6	152.1	190.3	485.4
Dividends received from other subsidiaries	5.5	11.2	13.5	15.8
Net income	(millions of yen) 149,919	(millions of yen) 147,981	(millions of yen) 189,018	(millions of yen) 485,970
Net income per share	(yen) 107.06	(yen) 104.93	(yen) 134.04	(yen) 344.64
Total assets	6,153.4	6,266.8	6,279.7	6,843.9
Investments in banking subsidiaries	5,175.4	5,175.4	5,175.4	5,175.4
Investments in other subsidiaries	823.5	927.4	927.4	927.4
(Note) Amounts less than one hundred million yen have been rounded down.

(3)	Employees of the Group

	March 31, 2015
	Commercial Banking	Leasing	Securities	Consumer Finance	Other Business

Number of employees	34,611	2,573	10,786	10,659	10,110

	March 31, 2014
	Commercial Banking	Leasing	Securities	Consumer Finance	Other Business

Number of employees	31,037	2,461	10,182	10,041	12,754

(Notes)	1.

The number of employees is the number of persons engaged in the Group, including local staff overseas, but not including employees on short-term contracts and temporary employees (20,164 persons as of March 31, 2015; 19,597 persons as of March 31, 2014).

	2.	The number of employees is the number of persons engaged in the Company and consolidated subsidiaries.

(4)	Principal Offices of the Group

a.	Commercial Banking

Sumitomo Mitsui Banking Corporation:

Domestic:	Head Office, Tokyo Main Office, Osaka Head Office, Kobe Main Office, and 978 other branches and sub-branches (655 as of March 31, 2014)
Overseas:	New York Branch and 31 other branches and sub-branches (33 as of March 31, 2014)
(Note) The number of domestic offices includes the number of corporate business offices, etc. from the current fiscal year.

THE MINATO BANK, LTD.:

Head Office and 106 other branches (107 as of March 31, 2014)

Kansai Urban Banking Corporation:

Head Office and 156 other branches (157 as of March 31, 2014)

b.	Leasing

Sumitomo Mitsui Finance and Leasing Company, Limited:

Tokyo Head Office, Takebashi Office, Osaka Head Office, etc.

c.	Securities

SMBC Nikko Securities Inc.:

Head Office, etc.

SMBC Friend Securities Co., Ltd.:

Head Office, etc.

d.	Consumer Finance

Sumitomo Mitsui Card Company, Limited:

Tokyo Head Office, Osaka Head Office, etc.

Cedyna Financial Corporation:

Head Office, Tokyo Head Office, etc.

SMBC Consumer Finance Co., Ltd.:

Head Office, etc.

e.	Other Business

The Japan Research Institute, Limited:

Tokyo Head Office, Osaka Head Office, etc.

(5)	Capital Investment of the Group

a.	Total Amount of Capital Investment

Unit: millions of yen
Reportable segment	Amount
Commercial Banking	188,866
Leasing	5,144
Securities	27,701
Consumer Finance	40,254
Other Business	17,589
Total	279,556

(Notes) 1.	Amounts less than one million yen have been rounded down.
2.	Amount above indicates the total amount of capital investment for the Company and consolidated subsidiaries.

b.	Establishment of Principal Facilities, etc.

Unit: millions of yen
Reportable segment	Company name	Description	Amount
Commercial Banking	Sumitomo Mitsui Banking Corporation	Capital investment in branches	59,945
		Software	60,204
Leasing	There are no important matters to be stated.		-
Securities	There are no important matters to be stated.		-
Consumer Finance	There are no important matters to be stated.		-
Other Business	There are no important matters to be stated.		-

      (Note)    Amounts less than one million yen have been rounded down.

(6)	Parent Company and Principal Subsidiaries, etc.

a.	Parent Company

Not applicable.

b.	Principal Subsidiaries, etc.

Company name	Location	Main business	Date of establishment	Capital (millions of yen)	Percentage of the Company’s voting rights (%)	Other
Sumitomo Mitsui Banking Corporation	Chiyoda-ku, Tokyo	Commercial banking	June 6, 1996	1,770,996	100.00	-
Sumitomo Mitsui Finance and Leasing Company, Limited	Minato-ku, Tokyo	Leasing	February 4, 1963	15,000	60.00	-
SMBC Nikko Securities Inc.	Chiyoda-ku, Tokyo	Securities	June 15, 2009	10,000	100.00 (100.00)	-
SMBC Friend Securities Co., Ltd.	Chuo-ku, Tokyo	Securities	March 2, 1948	27,270	100.00	-
Sumitomo Mitsui Card Company, Limited	Chuo-ku, Osaka	Credit card	December 26, 1967	34,000	65.99 (65.99)	-

Company name	Location	Main business	Date of establishment	Capital (millions of yen)	Percentage of the Company’s voting rights (%)	Other
Cedyna Financial Corporation	Naka-ku, Nagoya	Credit card and Installment	September 11, 1950	82,843	100.00 (100.00)	-
SMBC Consumer Finance Co., Ltd.	Chuo-ku, Tokyo	Consumer lending	March 20, 1962	140,737	100.00	-
The Japan Research Institute, Limited	Shinagawa-ku, Tokyo	System development, data processing, management consulting, and economic research	November 1, 2002	10,000	100.00	-
THE MINATO BANK, LTD.	Chuo-ku, Kobe	Commercial banking	September 6, 1949	27,484	46.43 (46.43)	-
Kansai Urban Banking Corporation	Chuo-ku, Osaka	Commercial banking	July 1, 1922	47,039	60.17 (60.17)	-
Sumitomo Mitsui Banking Corporation Europe Limited	London, U.K.	Commercial banking	March 5, 2003	384,480 [USD 3,200 million]	100.00 (100.00)	-
Sumitomo Mitsui Banking Corporation (China) Limited	Shanghai, People’s Republic of China	Commercial banking	April 27, 2009	135,520 [RMB 7,000 million]	100.00 (100.00)	-
SMBC Guarantee Co., Ltd.	Minato-ku, Tokyo	Credit guarantee	July 14, 1976	187,720	100.00 (100.00)	-
SMBC Capital Markets, Inc.	Wilmington, Delaware, U.S.A.	Derivatives	December 4, 1986	0 [USD 100]	100.00 (100.00)	-
PT Bank Tabungan Pensiunan Nasional Tbk	Jakarta, Republic of Indonesia	Commercial banking	February 5, 1958	1,062 [IDR 116.8 billion]	40.00 (40.00)	-
Sumitomo Mitsui Auto Service Company, Limited	Shinjuku-ku, Tokyo	Leasing	February 21, 1981	6,950	33.99	-
Daiwa SB Investments Ltd.	Chiyoda-ku, Tokyo	Investment advisory and investment trust management	June 1, 1973	2,000	43.96	-

(Notes)	1.	The capital has been rounded down to the nearest unit and the percentage of the Company’s voting rights in subsidiaries has been rounded down to the nearest second decimal place.
	2.	The capital denominated in foreign currency has been translated into Japanese yen at the exchange rate as of the account closing date.
	3.	Figures in parentheses ( ) in the voting rights column indicate voting rights held indirectly.
	4.

The percentage of the Company’s voting rights in subsidiaries for THE MINATO BANK, LTD. includes 40.38% of the percentage of the Company’s voting rights attached to shares that SMBC contributed to the retirement benefits trust. The voting rights attached to the shares are to be exercised at the instruction of SMBC.

Significant Business Alliance

The Company, Sumitomo Mitsui Card Company, Limited, and SMBC have formed a business alliance with NTT DOCOMO, Inc. mainly for the joint promotion of a credit settlement service using mobile phones.

(7)	Major Borrowings

Creditor	Balance of borrowings (millions of yen)	Investment in the Company
		Number of shares held (100 shares)	Percentage of voting rights (%)
Sumitomo Mitsui Banking Corporation	1,228,030	428,209	-

(Note)	Amounts less than one million yen have been rounded down for the balance of borrowings, and amounts less than one hundred shares have been rounded down for the number of shares held.

(8)	Material Matters regarding Business Transfer, etc.

Not applicable.

2.    Matters regarding Directors and Corporate Auditors

(1)	Directors and Corporate Auditors

(As of March 31, 2015)

Name	Position and responsibility	Significant concurrent positions	Other
Masayuki Oku	Chairman of the Board	Director of Kao Corporation Director of KOMATSU LTD. Director of CHUGAI PHARMACEUTICAL CO., LTD. Director of Panasonic Corporation Corporate Auditor of Nankai Electric Railway Co., Ltd.	-
Koichi Miyata	President (Representative Director)	Director of Sumitomo Mitsui Banking Corporation Director of SONY CORPORATION	-
Takeshi Kunibe	Director	President of Sumitomo Mitsui Banking Corporation (Representative Director) Director of NEC Corporation	-
Ken Kubo	Director (Representative Director) Responsible for Consumer Business Planning Dept. and Consumer Finance & Transaction Business Dept.	Director of Sumitomo Mitsui Banking Corporation (Representative Director) Representative Director and President of SMFG Card & Credit, Inc.	-
Yujiro Ito	Director (Representative Director) Responsible for General Affairs Dept. and Human Resources Dept.	Director of Sumitomo Mitsui Banking Corporation (Representative Director)	-
Masahiro Fuchizaki	Director Responsible for IT Planning Dept.	Director of Sumitomo Mitsui Banking Corporation Director of The Japan Research Institute, Limited	-
Nobuaki Kurumatani	Director Responsible for Public Relations Dept., Corporate Planning Dept. and Financial Accounting Dept.	Director of Sumitomo Mitsui Banking Corporation	-
Atsuhiko Inoue	Director Responsible for Audit Dept.	Director of Sumitomo Mitsui Banking Corporation	-
Kozo Ogino	Director Responsible for Corporate Risk Management Dept.	Director of Sumitomo Mitsui Banking Corporation	-
Jun Ohta	Director Responsible for Subsidiaries & Affiliates Dept. and Transaction Business Planning Dept.	Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation	-

Name	Position and responsibility	Significant concurrent positions	Other
Shigeru Iwamoto	Director (outside)	Certified Public Accountant Status of other concurrent positions shall be as described in “Concurrent Positions and Other Details on Outside Directors and Outside Corporate Auditors” below.	-
Yoshinori Yokoyama	Director (outside)	Status of concurrent positions shall be as described in “Concurrent Positions and Other Details on Outside Directors and Outside Corporate Auditors” below.	-
Kuniaki Nomura	Director (outside)	Attorney at Law Status of other concurrent positions shall be as described in “Concurrent Positions and Other Details on Outside Directors and Outside Corporate Auditors” below.	-
Koichi Minami	Standing Corporate Auditor	Corporate Auditor of Sumitomo Mitsui Banking Corporation	-
Shin Kawaguchi	Standing Corporate Auditor	-	-
Kazuhiko Nakao	Standing Corporate Auditor	-	-
Ikuo Uno	Corporate Auditor (outside)	Executive Advisor to the Board of NIPPON LIFE INSURANCE COMPANY Status of other concurrent positions shall be as described in “Concurrent Positions and Other Details on Outside Directors and Outside Corporate Auditors” below.	-
Satoshi Itoh	Corporate Auditor (outside)	Certified Public Accountant Status of other concurrent positions shall be as described in “Concurrent Positions and Other Details on Outside Directors and Outside Corporate Auditors” below.	He has considerable expertise in finance and accounting.
Rokuro Tsuruta	Corporate Auditor (outside)	Attorney at Law Status of other concurrent positions shall be as described in “Concurrent Positions and Other Details on Outside Directors and Outside Corporate Auditors” below.	-

(Notes)	1.	Messrs. Shigeru Iwamoto, Yoshinori Yokoyama and Kuniaki Nomura are Outside Directors as provided for in Article 2, Item 15 of the Companies Act.
	2.	Messrs. Ikuo Uno, Satoshi Itoh and Rokuro Tsuruta are Outside Corporate Auditors as provided for in Article 2, Item 16 of the Companies Act.
	3.

The Company has designated Directors Messrs. Shigeru Iwamoto, Yoshinori Yokoyama, Kuniaki Nomura and Corporate Auditors Messrs. Ikuo Uno, Satoshi Itoh and Rokuro Tsuruta as Independent Directors/Auditors in accordance with the requirements the financial instruments exchanges in Japan, such as Tokyo Stock Exchange, Inc.

4.	Changes in positions and responsibilities and in significant concurrent positions as of April 1, 2015:

Director (Representative Director)	Ken Kubo	Resigned Director (Representative Director) Director of Sumitomo Mitsui Banking Corporation Director of SMFG Card & Credit, Inc.
Director	Masahiro Fuchizaki	Resigned Director
Director	Nobuaki Kurumatani	Resigned Director Deputy President (Executive Officer) Director of Sumitomo Mitsui Banking Corporation (Representative Director)
Director	Atsuhiko Inoue	Resigned Director Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation
Director	Kozo Ogino	No longer responsible for Corporate Risk Management Dept. Responsible for Audit Dept.
Director	Jun Ohta

No longer responsible for Transaction Business Planning Dept.

Responsible for Public Relations Dept., Corporate Planning Dept., Financial Accounting Dept. and Subsidiaries & Affiliates Dept.

Director of Sumitomo Mitsui Banking Corporation

5.

The Company appointed one Substitute Corporate Auditor to serve as a substitute for all Outside Corporate Auditors, in case the number of Corporate Auditors fails short of the number required by applicable laws and regulations.

Substitute Corporate Auditor	Daiken Tsunoda

   Directors who resigned during the Fiscal Year

Name	Position and responsibility	Significant concurrent positions	Other
Manabu Narita	Director Responsible for Audit Dept.	Director of Sumitomo Mitsui Banking Corporation	He resigned on April 1, 2014.
Yoji Yamaguchi	Standing Corporate Auditor	-	He resigned on June 27, 2014.

   (Note)    Position and responsibility and significant concurrent positions are reported as of the date of resignation.

(2)	Compensation, etc. for Directors and Corporate Auditors

Unit: millions of yen

Classification	Persons paid	Compensation, etc.
Directors	13	458
Corporate Auditors	7	143
Total	20	602

(Notes)	1.	Amounts less than one million yen have been rounded down.
	2.	In relation to “Compensation, etc.” for Directors, Directors do not receive an employee salary nor do they receive consideration for the performance of other duties.
3.

Maximum amount of compensation for Directors and Corporate Auditors were determined by the resolution at the General Meeting of Shareholders held on June 27, 2008, to be 480 million yen per year for Directors (of which 30 million yen for Outside Directors) and 180 million yen per year for Corporate Auditors. In addition, the maximum amount of compensation in the form of stock compensation-type stock options (stock acquisition rights) was determined by the resolution at the General Meeting of Shareholders held on June 29, 2010 to be 200 million yen per year for Directors (excluding Outside Directors) and 80 million yen per year for Corporate Auditors (excluding Outside Corporate Auditors).

	4.	The above-written amounts include expenses of 86 million yen related to the payment of Directors’ bonuses.
5.

The above-written amounts include expenses of 51 million yen (31 million yen for Directors and 20 million yen for Corporate Auditors) related to the allotment of stock compensation-type stock options (stock acquisition rights), granted to Directors and Corporate Auditors in the current fiscal year.

	6.	The above-written amounts include “Compensation, etc. for the Outside Directors and Outside Corporate Auditors” as mentioned below.

3.    Matters regarding Outside Directors and Outside Corporate Auditors

(1)	Concurrent Positions and Other Details on Outside Directors and Outside Corporate Auditors

Name	Concurrent positions and other details
Shigeru Iwamoto	Director of Sumitomo Mitsui Banking Corporation (outside) Chairman of Tokyo Keizai University
Yoshinori Yokoyama	Director of Sumitomo Mitsui Banking Corporation (outside)
Kuniaki Nomura	Director of Sumitomo Mitsui Banking Corporation (outside) Corporate Auditor of MS&AD Insurance Group Holdings, Inc. (outside) Corporate Auditor of Dai Nippon Printing Co., Ltd. (outside)
Ikuo Uno

 Executive Advisor to the Board of NIPPON LIFE INSURANCE COMPANY

 Corporate Auditor of Sumitomo Mitsui Banking Corporation (outside)

 Director of TOYOTA MOTOR CORPORATION (outside)

 Director of Panasonic Corporation (outside)

 Director of FUJI KYUKO CO., LTD (outside)

 Corporate Auditor of Odakyu Electric Railway Co., Ltd. (outside)

 Corporate Auditor of Tohoku Electric Power Company, Incorporated (outside)

 Corporate Auditor of West Japan Railway Company (outside)

Satoshi Itoh	Corporate Auditor of Sumitomo Mitsui Banking Corporation (outside) Corporate Auditor of NISSHIN SEIFUN GROUP INC. (outside) Corporate Auditor of NEC Corporation (outside)
Rokuro Tsuruta	Corporate Auditor of Sumitomo Mitsui Banking Corporation (outside) Director of TPR CO., LTD. (outside) Corporate Auditor of J.FRONT RETAILING Co., Ltd. (outside)

(Notes)	1.

Directors Messrs. Shigeru Iwamoto, Yoshinori Yokoyama and Kuniaki Nomura concurrently serve as Directors (outside) of SMBC, the Company’s subsidiary, while Corporate Auditors Messrs. Ikuo Uno, Satoshi Itoh and Rokuro Tsuruta concurrently serve as Corporate Auditors (outside) of SMBC.

	2.	There are no other relationships to be disclosed between the Company and the companies or entities in which the Outside Directors and Outside Corporate Auditors of the Company concurrently serve.

(2)	Major Activities of Outside Directors and Outside Corporate Auditors

Name	Period of service	Attendance of the Board of Directors meeting	Opinions issued at the Board of Directors meeting and other activities
Shigeru Iwamoto	5 years and 9 months	Attended 11 out of 12 meetings of the Board of Directors held in the 2014 fiscal year.	He mainly provides suggestions and comments based on his considerable experience as a Certified Public Accountant and high level of insight.
Yoshinori Yokoyama	8 years and 9 months	Attended 11 out of 12 meetings of the Board of Directors held in the 2014 fiscal year.	He mainly provides suggestions and comments based on his broad knowledge of management and high level of insight.
Kuniaki Nomura	5 years and 9 months	Attended 11 out of 12 meetings of the Board of Directors held in the 2014 fiscal year.	He mainly provides suggestions and comments based on his considerable experience as an attorney at law and high level of insight.
Ikuo Uno	9 years and 9 months	Attended 10 out of 12 meetings of the Board of Directors and 5 out of 6 meetings of the Board of Corporate Auditors held in the 2014 fiscal year.	He mainly provides suggestions and comments based on his considerable experience as a chief executive and high level of insight.
Satoshi Itoh	5 years and 9 months	Attended 11 out of 12 meetings of the Board of Directors and all 6 meetings of the Board of Corporate Auditors held in the 2014 fiscal year.	He mainly provides suggestions and comments based on his considerable experience as a Certified Public Accountant and high level of insight.
Rokuro Tsuruta	2 years and 9 months	Attended 11 out of 12 meetings of the Board of Directors and all 6 meetings of the Board of Corporate Auditors held in the 2014 fiscal year.	He mainly provides suggestions and comments based on his considerable experience as a public prosecutor and an attorney at law, and high level of insight.

   (Note)    Periods of service of the Directors and Corporate Auditors above of less than one month have been rounded down.

(3)	Liability Limitation Agreement

Name	Summary of Liability Limitation Agreement
Shigeru Iwamoto

In accordance with the provisions provided for in Article 427, Paragraph 1 of the Companies Act (the “Act”), the Company has entered into agreements with the Outside Directors and Outside Corporate Auditors stated in the left column to limit the liability provided for in Article 423, Paragraph 1 of the Act to the higher of either (i) ¥10 million or (ii) the minimum amount provided for in Article 427, Paragraph 1 of the Act.

Yoshinori Yokoyama
Kuniaki Nomura
Ikuo Uno
Satoshi Itoh
Rokuro Tsuruta

(4)	Compensation, etc. for the Outside Directors and Outside Corporate Auditors

Unit: millions of yen

	Persons paid	Compensation, etc. paid by the Company	Compensation, etc. paid by parent company, etc., of the Company
Total amount of compensation, etc.	6	43	43

(Notes)	1.	Amounts less than one million yen have been rounded down.
	2.

No expenses have been incurred in connection with the payment of bonuses and the allotment of stock compensation-type stock options (stock acquisition rights) for Outside Directors and Outside Corporate Auditors.

	3.	Compensation, etc. paid by parent company, etc., of the Company include the compensations and other payments from the Company’s subsidiary, SMBC.

4.    Matters regarding Shares of the Company

(1)	Number of Shares

(Number of shares)
Total number of shares authorized to be issued
Common stock	3,000,000,000
Preferred stock (Type 5)	167,000
Preferred stock (Type 7)	167,000
Preferred stock (Type 8)	115,000
Preferred stock (Type 9)	115,000

Total number of shares issued
Common stock	1,414,055,625

(2)	Number of Shareholders as of March 31, 2015

(Number of shareholders)
Common stock	309,057

(3)	Major Shareholders

Common Stock
Name of shareholder	Number of shares held and percentage of shares held
	Number of shares held (100 shares)	Percentage of shares held (%)
Japan Trustee Services Bank, Ltd. (Trust Account)	623,607	4.42
The Master Trust Bank of Japan, Ltd. (Trust Account)	551,160	3.90
Sumitomo Mitsui Banking Corporation	428,209	3.03
NATSCUMCO	327,255	2.32
THE BANK OF NEW YORK MELLON SA/NV 10	264,058	1.87
JP MORGAN CHASE BANK 380055	253,383	1.79
Japan Trustee Services Bank, Ltd. (Trust Account 9)	217,123	1.53
CBNY-GOVERNMENT OF NORWAY	197,046	1.39
STATE STREET BANK AND TRUST COMPANY 505225	181,096	1.28
STATE STREET BANK WEST CLIENT - TREATY 505234	168,482	1.19

(Notes)	1.	Listed here are the top ten shareholders in terms of their respective ratio of stock holding against the total number of outstanding shares (excluding treasury shares).
	2.	Numbers of shares less than one hundred have been rounded down and the percentage of shares held has been rounded down to the nearest second decimal place.

5.    Matters regarding Stock Acquisition Rights, etc. of the Company

The following is the outline of the stock acquisition rights issued in accordance with the provisions of Article 238 and Article 240 of the Companies Act to Directors (excluding Outside Directors), Corporate Auditors (excluding Outside Corporate Auditors) and Executive Officers of the Company and its subsidiary SMBC, in consideration of their execution of duties.

	Allotment date of stock acquisition rights	Number of stock acquisition rights	Type of stock and number of shares subject to stock acquisition rights	Issue price (per stock acquisition right)	Exercise of stock acquisition rights (per share)	Exercise period
First series stock acquisition rights	August 13, 2010	1,026	Common stock 102,600 shares	221,500 yen	1 yen	August 13, 2010 to August 12, 2040
Second series stock acquisition rights	August 16, 2011	2,682	Common stock 268,200 shares	187,200 yen	1 yen	August 16, 2011 to August 15, 2041
Third series stock acquisition rights	August 15, 2012	2,805	Common stock 280,500 shares	204,200 yen	1 yen	August 15, 2012 to August 14, 2042
Fourth series stock acquisition rights	August 14, 2013	1,157	Common stock 115,700 shares	415,900 yen	1 yen	August 14, 2013 to August 13, 2043
Fifth series stock acquisition rights	August 15, 2014	1,219	Common stock 121,900 shares	366,100 yen	1 yen	August 15, 2014 to August 14, 2044

(1)	Stock Acquisition Rights, etc. of the Company Held by the Company’s Officers at the End of the Fiscal Year

	Number of stock acquisition rights	Type of stock and number of shares subject to stock acquisition rights	Directors (excluding Outside Directors)		Corporate Auditors (excluding Outside Corporate Auditors)
			Number of holders	Number of stock acquisition rights	Number of holders	Number of stock acquisition rights
First series stock acquisition rights	41	Common stock 4,100 shares	3	41	-	-
Second series stock acquisition rights	225	Common stock 22,500 shares	5	116	1	109
Third series stock acquisition rights	123	Common stock 12,300 shares	6	117	1	6
Fourth series stock acquisition rights	84	Common stock 8,400 shares	9	76	2	8
Fifth series stock acquisition rights	155	Common stock 15,500 shares	10	86	3	69

(2)	Stock Acquisition Rights, etc. of the Company Granted to Employees, etc. during the Fiscal Year

	Number of stock acquisition rights	Type of stock and number of shares subject to stock acquisition rights	Employees (Executive Officers)		Directors, Corporate Auditors and employees (Executive Officers) of subsidiaries
			Number of persons granted	Number of stock acquisition rights	Number of persons granted	Number of stock acquisition rights
Fifth series stock acquisition rights	1,064	Common stock 106,400 shares	2	10	67	1,054

(Note)

Directors, Corporate Auditors and employees (Executive Officers) of subsidiaries are reported, which includes Directors, Corporate Auditors and employees (Executive Officers) of subsidiaries who hold concurrent position(s) as Director, Corporate Auditor or employee (Executive Officer) of the Company.

6.    Matters regarding the Accounting Auditor

(1)	Accounting Auditor

Name	Compensation, etc. for the fiscal year	Other
KPMG AZSA LLC Tsutomu Takahashi Designated Limited Liability Partner Yutaka Terasawa Designated Limited Liability Partner Tomomi Mase Designated Limited Liability Partner	Compensation, etc. pertaining to the activities specified in Article 2, Paragraph 1 of the Certified Public Accountants Act (Act No. 103 of 1948): 1,604 million yen	-
Of the above, compensation, etc. as Accounting Auditor: 227 million yen

(Notes)	1.	Amounts less than one million yen have been rounded down.
	2.

The audit agreement between the Company and the Accounting Auditor does not and cannot practically distinguish between compensation, etc. for audits stipulated by the Companies Act and those stipulated by the Financial Instruments and Exchange Act. For this reason, “Of the above, compensation, etc. as Accounting Auditor” above includes the compensation, etc. amount for audits based on the Financial Instruments and Exchange Act.

	3.	Total amount of moneys and other financial benefits payable by the Company and subsidiaries (excluding unconsolidated subsidiaries) to the Accounting Auditor is 3,397 million yen.

(2)	Liability Limitation Agreement

Not applicable.

(3)	Other Matters regarding the Accounting Auditor

a.	Policy for Decisions on Dismissal or Nonreappointment of Accounting Auditor

The Board of Corporate Auditors discusses whether to dismiss the Accounting Auditor where they fall under any of the grounds set forth in each item of Paragraph 1 of Article 340 of the Companies Act. In addition to that, when it is determined to be difficult for the Accounting Auditor to appropriately execute his or her duty, the Board of Corporate Auditors discusses whether to forward a proposal for the dismissal or nonreappointment of the Accounting Auditor to the general meeting of shareholders in accordance with Article 344 of the Companies Act.

b.

From among the Company’s significant subsidiaries, Sumitomo Mitsui Banking Corporation Europe Limited, Sumitomo Mitsui Banking Corporation (China) Limited and SMBC Capital Markets, Inc. were audited by an Accounting Auditor other than the Company’s (or by person(s) with equivalent qualifications in foreign countries).

7.    System to Ensure Appropriate Conduct of Operations

The Board of Directors resolved to adopt systems to ensure appropriate conduct of operations of the Company and the Group as follows:

Article 1.	(System for the storage and management of information related to the execution of duties by Directors)

The Company shall appropriately store and manage information related to the execution of duties by the Directors in accordance with “Policies for Controlling Information and Documents” and “Rules for Managing Information and Documents.”

Article 2.	(Policies concerning the management of risk of loss of the Group)

1.

The Company shall establish “Policies on Comprehensive Risk Management” that sets forth fundamental matters on the risk management of the Group, and the department in charge of risk management shall cooperate with the department in charge of corporate planning to comprehensively and systematically manage each type of risk.

2.

The basic policy on the risk management of the Group shall be determined by the resolution of the Management Committee, a body consisting of executive officers appointed by the President, and approved by the Board of Directors.

3.

The Management Committee, and the executive officer and department in charge of risk management shall manage risks in accordance with the basic policy on the risk management of the Group approved in the preceding paragraph.

Article 3. (System for ensuring the efficient execution of duties by Directors)

1.

The Company shall formulate business plans to ensure the efficient execution of duties by the Directors, and the Directors shall execute business operations and earnings management in accordance with the plans.

2.

Each Director shall appropriately allocate duties and delegate authority to executive officers and employees in accordance with “Regulations on Organization,” “Rules for Managing Group Companies” and other internal rules and regulations.

Article 4.	(System for ensuring that the executive officers and employees of the Group execute their duties in accordance with laws and regulations, and the Articles of Incorporation)

1.

The Company shall develop “Business Ethics,” a common CSR philosophy of the Group, and “Compliance Manual” to ensure that the executive officers and employees of the Group execute their duties in accordance with laws and regulations, and the Articles of Incorporation.

2.

The Company shall formulate an annual plan for compliance with specific measures, including establishing and revising policies, regulations and training programs, for the effective functioning of the Group’s compliance system, which shall be approved by the Board of Directors.

3.

The Company shall formulate “Regulations on Assessment of Internal Control Over Financial Reporting” with specific measures to establish and operate internal control over financial reporting, and assess its effectiveness to ensure the appropriateness of accounting treatment and reliability of financial reporting of the Group.

4.

The Company shall establish a whistleblowing system to discover and correct violations of laws and regulations by the Company and its executive officers and employees at an early stage and ensure the appropriateness of its operations.

5.

The Company shall establish a system for appropriately managing the Group’s basic policy on dealing with antisocial forces, including, “the Company has nothing whatsoever to do with antisocial forces,” “the Company rejects any unreasonable request or claim from antisocial forces, does not engage in any under-the-table dealings with or finance those entities and, takes appropriate legal responses as necessary,” and “the Company deals with antisocial forces systemically, in association with outside experts.”

6.	The Company shall formulate “Management Policy Concerning Conflicts of Interest” for the Group to prevent and manage conflict of interest with customers within the Group.

7.

The Company shall formulate “Rules for Preventing Money Laundering and Terrorist Financing” for the Group to prevent money laundering and terrorist financing, and operate and manage businesses in accordance with the rules.

8.

The department in charge of internal audits, which is independent from other departments, shall conduct internal audits of the matters in the preceding paragraphs and report the results to the Board of Directors, the Management Committee and other relevant bodies.

Article 5.	(System for ensuring the appropriateness of business operations of the Group)

1.

The Company shall establish the Management Committee under the Board of Directors as the highest decision-making body over the Group’s business execution and management. The Management Committee shall deliberate on important business execution matters before they are executed in accordance with the basic policies adopted by the Board of Directors.

2.

The Company shall formulate policies for managing Group companies and a compliance manual for Group companies to maintain the Group’s integrated compliance system and ensure the appropriateness of system management in accordance with these policies and manual.

3.

The Company shall formulate rules on managing transactions among the Group companies to ensure the fairness and appropriateness of transactions. Further, transactions that may materially impact the management of the Group shall be approved by the Management Committee and the Board of Directors.

4.

The Company shall formulate rules and regulations on basic matters on managing Group companies, as well as include them in the policies for managing Group companies, to determine the status of the execution of the duties of the Group’s Directors and ensure that they execute their duties efficiently. The Company shall operate and manage the Group companies in accordance with these policies, rules and regulations.

Article 6.	(System for employees to assist Corporate Auditors, including ensuring their independence from Directors and the effectiveness of instructions given to them)

1.	The Company shall establish Office of Corporate Auditors to assist the Corporate Auditors to execute their duties.

2.	The approval by Corporate Auditors shall be required for matters regarding the employees of the Office, including performance review and transfers, to ensure their independence from the Directors.

3.	The Office’s employees shall assist the Corporate Auditors in performing their duties according to their instructions.

Article 7.	(System for the Group’s executive officers and employees to report to the Board of Corporate Auditors or Corporate Auditors, and to ensure that they are not treated unfairly for their actions)

1.

Executive officers and employees of the Group shall report any discovery of any fact that may materially harm the Group, any wrongdoing, any material violation of laws, regulations, or the Articles of Incorporation (hereinafter referred to as “the whistleblower”) to the Company’s Corporate Auditor. Further, in the case when a Corporate Auditor requests an explanation about a discovery, the whistleblower shall promptly respond to the Corporate Auditor’s request.

2.

The whistleblower may report any discovery of the above to the Company internal/external contact office for whistleblowing rather than to a Corporate Auditor. The Company’s department in charge of compliance shall periodically report to the Corporate Auditors on the status of reception and handling of whistleblowing allegations. Further, the department shall immediately report any allegation requiring reporting to the Corporate Auditors based on its impact on business, or when requested to do so by the Corporate Auditors.

3.	The Group’s whistleblowing guidelines shall have provisions prohibiting the unfair treatment of whistleblowers.

Article 8. (System for ensuring effective auditing by Corporate Auditors)

1.

The department in charge of internal audits shall closely cooperate with the Corporate Auditors and make every effort to enable the Corporate Auditors to effectively conduct audits when requested by the Corporate Auditors.

2.

The Representative Director shall endeavor to improve the efficiency of the audit function carried out by the Corporate Auditors by ensuring opportunities for the regular exchange of opinions with Corporate Auditors and through other measures.

Article 9. (Bearing expenses for the execution of duties by Corporate Auditors)

Every fiscal year, the Company shall set aside a budget to cover necessary expenses for the Corporate Auditors to execute their duties based on their budget request. If an additional budget is requested by the Corporate Auditors due to a possible budget overrun, the Company shall set aside additional budget, except when the additional budget is obviously not necessary for executing their duties.

Consolidated Balance Sheet

(At March 31, 2015)

Unit: millions of yen

Account	Amount	Account	Amount
(Assets)		(Liabilities)
Cash and due from banks	39,748,979	Deposits	101,047,918
Call loans and bills bought	1,326,965	Negotiable certificates of deposit	13,825,898
Receivables under resale agreements	746,431	Call money and bills sold	5,873,123
Receivables under securities borrowing transactions	6,477,063	Payables under repurchase agreements	991,860
Monetary claims bought	4,286,592	Payables under securities lending transactions	7,833,219
Trading assets	7,483,681	Commercial paper	3,351,459
Money held in trust	7,087	Trading liabilities	5,664,688
Securities	29,633,667	Borrowed money	9,778,095
Loans and bills discounted	73,068,240	Foreign exchanges	1,110,822
Foreign exchanges	1,907,667	Short-term bonds	1,370,800
Lease receivables and investment assets	1,909,143	Bonds	6,222,918
Other assets	6,156,091	Due to trust account	718,133
Tangible fixed assets	2,770,853	Other liabilities	6,728,951
Assets for rent	1,790,787	Reserve for employee bonuses	73,359
Buildings	313,381	Reserve for executive bonuses	3,344
Land	469,167	Net defined benefit liability	38,096
Lease assets	8,368	Reserve for executive retirement benefits	2,128
Construction in progress	76,413	Reserve for point service program	19,050
Other tangible fixed assets	112,735	Reserve for reimbursement of deposits	20,870
Intangible fixed assets	819,560	Reserve for losses on interest repayment	166,793
Software	359,216	Reserve under the special laws	1,124
Goodwill	351,966	Deferred tax liabilities	601,393
Lease assets	307	Deferred tax liabilities for land revaluation	34,550
Other intangible fixed assets	108,070	Acceptances and guarantees	7,267,713
Net defined benefit asset	376,255	Total liabilities	172,746,314
Deferred tax assets	127,841	(Net assets)
Customers’ liabilities for acceptances and guarantees	7,267,713	Capital stock	2,337,895
Reserve for possible loan losses	(671,248)	Capital surplus	757,329
		Retained earnings	4,098,425
		Treasury stock	(175,261)
		Total stockholders’ equity	7,018,389
		Net unrealized gains (losses) on other securities	1,791,049
		Net deferred gains (losses) on hedges	(30,180)
		Land revaluation excess	39,014
		Foreign currency translation adjustments	156,309
		Remeasurements of defined benefit plans	47,667
		Total accumulated other comprehensive income	2,003,859
		Stock acquisition rights	2,284
		Minority interests	1,671,738
		Total net assets	10,696,271
Total assets	183,442,585	Total liabilities and net assets	183,442,585

Consolidated Statement of Income

(April 1, 2014 to March 31, 2015)

Unit: millions of yen

Account	Amount
Ordinary income		4,851,202
Interest income	1,891,932
Interest on loans and discounts	1,312,629
Interest and dividends on securities	336,345
Interest on call loans and bills bought	19,599
Interest on receivables under resale agreements	9,640
Interest on receivables under securities borrowing transactions	7,826
Interest on deposits with banks	43,147
Interest on lease transactions	62,097
Other interest income	100,645
Trust fees	2,890
Fees and commissions	1,126,285
Trading income	252,976
Other operating income	1,359,109
Lease-related income	189,261
Installment-related income	692,151
Other	477,695
Other income	218,008
Gains on reversal of reserve for possible loan losses	61,158
Recoveries of written-off claims	15,979
Other	140,870
Ordinary expenses		3,530,046
Interest expenses	386,753
Interest on deposits	126,371
Interest on negotiable certificates of deposit	43,904
Interest on call money and bills sold	4,201
Interest on payables under repurchase agreements	4,921
Interest on payables under securities lending transactions	5,036
Interest on commercial paper	8,047
Interest on borrowed money	34,814
Interest on short-term bonds	1,393
Interest on bonds	110,461
Other interest expenses	47,602
Fees and commissions payments	129,609
Trading losses	57,856
Other operating expenses	1,078,570
Lease-related expenses	89,310
Installment-related expenses	650,913
Other	338,346
General and administrative expenses	1,659,341
Other expenses	217,914
Ordinary profit		1,321,156
Extraordinary gains		538
Gains on disposal of fixed assets	538
Extraordinary losses		12,316
Losses on disposal of fixed assets	6,853
Losses on impairment of fixed assets	5,109
Provision for reserve for eventual future operating losses from financial instruments transactions	353
Income before income taxes and minority interests		1,309,377
Income taxes-current	325,341
Income taxes-deferred	116,020
Income taxes		441,362
Income before minority interests		868,015
Minority interests in net income		114,405
Net income		753,610

Consolidated Statement of Changes in Net Assets

(April 1, 2014 to March 31, 2015)

Unit: millions of yen

	Stockholders’ equity
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total stockholders’ equity
Balance at April 1, 2014	2,337,895	758,349	3,480,085	(175,115)	6,401,215
Cumulative effects of changes in accounting policies			35,459		35,459
Restated balance	2,337,895	758,349	3,515,544	(175,115)	6,436,674
Changes in the year
Cash dividends			(170,908)		(170,908)
Net income			753,610		753,610
Purchase of treasury stock				(161)	(161)
Disposal of treasury stock		2		15	17
Changes in shareholders’ interest due to transaction with minority interests		(1,021)			(1,021)
Increase due to increase in subsidiaries			38		38
Increase due to decrease in subsidiaries			5		5
Decrease due to increase in subsidiaries			(165)		(165)
Decrease due to decrease in subsidiaries			(20)		(20)
Reversal of land revaluation excess			321		321
Net changes in items other than stockholders’ equity in the year
Net changes in the year	-	(1,019)	582,880	(146)	581,715
Balance at March 31, 2015	2,337,895	757,329	4,098,425	(175,261)	7,018,389

	Accumulated other comprehensive income
	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Remeasure- ments of defined benefit plans	Total accumulated other comprehen- sive income	Stock acquisition rights	Minority interests	Total net assets
Balance at April 1, 2014	949,508	(60,946)	35,749	27,239	(73,579)	877,971	1,791	1,724,041	9,005,019
Cumulative effects of changes in accounting policies								(431)	35,027
Restated balance	949,508	(60,946)	35,749	27,239	(73,579)	877,971	1,791	1,723,610	9,040,047
Changes in the year
Cash dividends									(170,908)
Net income									753,610
Purchase of treasury stock									(161)
Disposal of treasury stock									17
Changes in shareholders’ interest due to transaction with minority interests									(1,021)
Increase due to increase in subsidiaries									38
Increase due to decrease in subsidiaries									5
Decrease due to increase in subsidiaries									(165)
Decrease due to decrease in subsidiaries									(20)
Reversal of land revaluation excess									321
Net changes in items other than stockholders’ equity in the year	841,541	30,766	3,265	129,070	121,246	1,125,888	492	(51,872)	1,074,509
Net changes in the year	841,541	30,766	3,265	129,070	121,246	1,125,888	492	(51,872)	1,656,224
Balance at March 31, 2015	1,791,049	(30,180)	39,014	156,309	47,667	2,003,859	2,284	1,671,738	10,696,271

Non-Consolidated Balance Sheet

(At March 31, 2015)

Unit: millions of yen

Account	Amount	Account	Amount
(Assets)		(Liabilities)
Current assets	311,951	Current liabilities	1,237,253
Cash and due from banks	201,862	Short-term borrowings	1,228,030
Prepaid expenses	61	Accounts payable	870
Accrued income	4,786	Accrued expenses	7,084
Accrued income tax refunds	102,966	Income taxes payable	21
Other current assets	2,275	Business office taxes payable	7
		Reserve for employee bonuses	180
		Reserve for executive bonuses	97
		Other current liabilities	961
Fixed assets	6,532,046	Fixed liabilities	642,962
Tangible fixed assets	31	Bonds	611,962
Buildings	30	Long-term borrowings	31,000
Equipment	0	Total liabilities	1,880,215
Intangible fixed assets	265	(Net assets)
Software	265	Stockholders’ equity	4,961,697
Investments and other assets	6,531,750	Capital stock	2,337,895
Investments in subsidiaries and affiliates	6,155,487	Capital surplus	1,583,723
Long-term loans receivable from subsidiaries and affiliates	376,262	Capital reserve	1,559,374
		Other capital surplus	24,349
		Retained earnings	1,052,791
		Other retained earnings	1,052,791
		Voluntary reserve	30,420
		Retained earnings brought forward	1,022,371
		Treasury stock	(12,713)
		Stock acquisition rights	2,085
		Total net assets	4,963,782
Total assets	6,843,998	Total liabilities and net assets	6,843,998

Non-Consolidated Statement of Income

(April 1, 2014 to March 31, 2015)

Unit: millions of yen

Account	Amount
Operating income		527,391
Dividends on investments in subsidiaries and affiliates	504,097
Fees and commissions received from subsidiaries	13,800
Interest on loans receivable from subsidiaries and affiliates	9,492
Operating expenses		33,739
General and administrative expenses	8,683
Interest on bonds	25,034
Interest on long-term borrowings	20
Operating profit		493,651
Non-operating income		246
Interest income on deposits	163
Fees and commissions income	2
Other non-operating income	80
Non-operating expenses		7,923
Interest on short-term borrowings	5,894
Fees and commissions payments	0
Amortization of bond issuance cost	2,028
Other non-operating expenses	0
Ordinary profit		485,974
Income before income taxes		485,974
Income taxes-current	3
Total income taxes		3
Net income		485,970

Non-Consolidated Statement of Changes in Net Assets

(April 1, 2014 to March 31, 2015)

Unit: millions of yen

	Stockholders’ equity
	Capital stock	Capital surplus
		Capital reserve	Other capital surplus	Total capital surplus
Balance at April 1, 2014	2,337,895	1,559,374	24,347	1,583,721
Changes in the year
Cash dividends
Net income
Purchase of treasury stock
Disposal of treasury stock			2	2
Net changes in items other than stockholders’ equity in the year
Net changes in the year	-	-	2	2
Balance at March 31, 2015	2,337,895	1,559,374	24,349	1,583,723

	Stockholders’ equity					Stock acquisition rights	Total net assets
	Retained earnings			Treasury stock	Total stockholders’ equity
	Other retained earnings		Total retained earnings
	Voluntary reserve	Retained earnings brought forward
Balance at April 1, 2014	30,420	712,661	743,081	(12,566)	4,652,131	1,634	4,653,766
Changes in the year
Cash dividends		(176,260)	(176,260)		(176,260)		(176,260)
Net income		485,970	485,970		485,970		485,970
Purchase of treasury stock				(161)	(161)		(161)
Disposal of treasury stock				15	17		17
Net changes in items other than stockholders’ equity in the year						451	451
Net changes in the year	-	309,709	309,709	(146)	309,565	451	310,016
Balance at March 31, 2015	30,420	1,022,371	1,052,791	(12,713)	4,961,697	2,085	4,963,782

[The Independent Auditor’s Report herein is the English translation of the Independent Auditor’s Report (issued in the Japanese language) as required by the Companies Act.]

Independent Auditor’s Report

May 11, 2015

The Board of Directors

Sumitomo Mitsui Financial Group, Inc.

KPMG AZSA LLC

Tsutomu Takahashi (Seal)

Designated Limited Liability Partner

Engagement Partner

Certified Public Accountant

Yutaka Terasawa (Seal)

Designated Limited Liability Partner

Engagement Partner

Certified Public Accountant

Tomomi Mase (Seal)

Designated Limited Liability Partner

Engagement Partner

Certified Public Accountant

We have audited the consolidated financial statements, comprising the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in net assets, basis of presentation, significant accounting policies and the related notes, of Sumitomo Mitsui Financial Group, Inc. as of March 31, 2015 and for the year from April 1, 2014 to March 31, 2015 in accordance with Article 444(4) of the Companies Act.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an independent opinion on the consolidated financial statements based on our audit as independent auditor. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, while the objective of the financial statement audit is not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position and the results of operations of Sumitomo Mitsui Financial Group, Inc. and its consolidated subsidiaries for the period, for which the consolidated financial statements were prepared, in accordance with accounting principles generally accepted in Japan.

Other Matter

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

[The Independent Auditor’s Report herein is the English translation of the Independent Auditor’s Report (issued in the Japanese language) as required by the Companies Act.]

Independent Auditor’s Report

May 11, 2015

The Board of Directors

Sumitomo Mitsui Financial Group, Inc.

KPMG AZSA LLC

Tsutomu Takahashi (Seal)

Designated Limited Liability Partner

Engagement Partner

Certified Public Accountant

Yutaka Terasawa (Seal)

Designated Limited Liability Partner

Engagement Partner

Certified Public Accountant

Tomomi Mase (Seal)

Designated Limited Liability Partner

Engagement Partner

Certified Public Accountant

We have audited the financial statements, comprising the balance sheet, the statement of income and the statement of changes in net assets, significant accounting policies and other explanatory information, and the supplementary schedules of Sumitomo Mitsui Financial Group, Inc. as of March 31, 2015 and for the year from April 1, 2014 to March 31, 2015 in accordance with Article 436(2)(i) of the Companies Act.

Management’s Responsibility for the Financial Statements and Others

Management is responsible for the preparation and fair presentation of the financial statements and the supplementary schedules in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of financial statements and the supplementary schedules that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an independent opinion on the financial statements and the supplementary schedules based on our audit as independent auditor. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the supplementary schedules are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements and the supplementary schedules. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements and the supplementary schedules, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the financial statements and the supplementary schedules in order to design audit procedures that are appropriate in the circumstances, while the objective of the financial statement audit is not for the purpose of expressing an opinion on the effectiveness of the internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements and the supplementary schedules.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements and the supplementary schedules referred to above present fairly, in all material respects, the financial position and the results of operations of Sumitomo Mitsui Financial Group, Inc. for the period, for which the financial statements and supplementary schedules were prepared, in accordance with accounting principles generally accepted in Japan.

Other Matter

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

[English Translation of the Board of Corporate Auditors’ report Originally Issued in the Japanese Language]

Audit Report

The Board of Corporate Auditors, following deliberations on the reports made by each Corporate Auditor concerning the audit of execution of duties by Directors of the Company for the 13th fiscal year from April 1, 2014 to March 31, 2015, has prepared this audit report as a unanimous opinion of the Board of Corporate Auditors, consisting of six members, and hereby report as follows:

1.	Auditing Method Used by Each Corporate Auditor and the Board of Corporate Auditors and Details Thereof

The Board of Corporate Auditors established auditing policies, including allocation of duties, and received reports from each Corporate Auditor regarding the progress and results of audits, as well as received reports from the Directors, other relevant personnel, and the Accounting Auditor regarding the execution of their duties, and sought explanations as necessary.

In accordance with the auditing policies, including allocation of duties for Corporate Auditors established by the Board of Corporate Auditors, each Corporate Auditor endeavored to gather information and create an improved environment for auditing through regular communication with the Directors, the Audit Department, and other relevant personnel. Corporate Auditors also attended meetings of the Board of Directors and other important meetings, received reports from the Directors, employees and other relevant personnel regarding the execution of their duties, sought explanations as necessary, inspected important internal-approval documents, and examined the operations and financial position of the Company. In addition, Corporate Auditors received reports from the Directors and other relevant personnel with respect to the content of resolutions made by the Board of Directors regarding the development of systems necessary to ensure that the execution of duties by the Directors complies with the laws and regulations and with the Company’s Articles of Incorporation and other systems prescribed by Article 100, Paragraphs 1 and 3 of the Enforcement Regulations of the Companies Act of Japan as systems necessary to ensure the properness of operations of the Company’s business, and sought their explanations as necessary. Moreover, Corporate Auditors received reports on the status of establishment and operations of such systems that have been developed in compliance with such resolutions (internal control systems) from the Directors and other relevant personnel and also sought their explanations as necessary. In regard to the Company’s internal control over financial reporting, Corporate Auditors received reports on the assessment of such internal control from the Directors and other relevant personnel; reports on the status of audit thereof from KPMG AZSA LLC, and also sought their explanations as necessary. As for the subsidiaries of the Company, Corporate Auditors have shared information with the Directors and Corporate Auditors and other related persons of the subsidiaries and, when necessary, received reports from the subsidiaries regarding their businesses. Based on the foregoing method, we examined the business report and the supplementary schedules for this fiscal year.

Furthermore, the Corporate Auditors also monitored and examined whether the Accounting Auditor maintained its independence and implemented appropriate audits, as well as received reports from the Accounting Auditor regarding the execution of its duties and sought explanations as necessary. Corporate Auditors also received notification from the Accounting Auditor that “System for ensuring appropriate execution of the duties of the Accounting Auditor” (as enumerated in each Item of Article 131 of the Company Accounting Regulation Ordinance) has been prepared in accordance with the “Quality Control Standards for Auditing” (issued by the Business Accounting Council on October 28, 2005) and other relevant standards, and sought explanations as necessary. Based on the foregoing method, the Corporate Auditors reviewed the consolidated financial statements for this fiscal year (consolidated balance sheet, consolidated statement of income, and consolidated statement of changes in net assets) as well as the non-consolidated financial statements for this fiscal year (non-consolidated balance sheet, non-consolidated statement of income, and non-consolidated statement of changes in net assets) and supplementary schedules thereto.

2.	Audit Results
(1)	Audit Results on the Business Report, etc.
A.

In our opinion, the business report and the supplementary schedules fairly represent the Company’s condition in conformity with the applicable laws and regulations as well as the Articles of Incorporation of the Company.

B.

We have found no evidence of misconduct or material facts in violation of the applicable laws and regulations, nor of any violation with respect to the Articles of Incorporation of the Company, related to performance of duties by the Directors.

C.

In our opinion, the content of the resolutions of the Board of Directors regarding the internal control systems is appropriate. In addition, we have found no matters on which to remark in regard to the execution of duties by the Directors regarding the internal control systems including the internal control over financial reporting.

(2)	Results of Audit of the Consolidated Financial statements
In our opinion, the method and the results of the audit used and conducted by KPMG AZSA LLC, the Accounting Auditor, are appropriate.
(3)	Results of Audit of the Financial statements and Supplementary Schedules
In our opinion, the method and the results of the audit used and conducted by KPMG AZSA LLC, the Accounting Auditor, are appropriate.

   May 11, 2015

The Board of Corporate Auditors of Sumitomo Mitsui Financial Group, Inc.

Standing Corporate Auditor (Full-Time)	Koichi Minami (Seal)
Standing Corporate Auditor (Full-Time)	Shin Kawaguchi (Seal)
Standing Corporate Auditor (Full-Time)	Kazuhiko Nakao (Seal)
Corporate Auditor	Ikuo Uno (Seal)
Corporate Auditor	Satoshi Itoh (Seal)
Corporate Auditor	Rokuro Tsuruta (Seal)

(Note)	Messrs. Ikuo Uno, Satoshi Itoh and Rokuro Tsuruta are Outside Corporate Auditors pursuant to Article 2, Item 16 and Article 335, Paragraph 3 of the Companies Act of Japan.